UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer

Investor
TOUR 2026
BÚZIOS | Escala, Tecnologia e Geração de Valor

INVESTOR TOUR BÚZIOS 2026

04/2026



FPSO P-78

PETROBRAS

Disclaimer

The presentation may contain forwardlooking statements about future events that are not based on historical facts and are not assurances of future results. Such forward- looking statements merely reflect the Company's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forward-looking statements. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by the Company with the SEC, specifically the Company's most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward- looking statements, including, among other things, risks relating to general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves, international and Brazilian political, economic and social developments, receipt of governmental approvals and licenses and our ability to obtain financing.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. Figures for 1Q26 on are estimates or targets.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this presentation.

In addition, this presentation also contains certain financial measures that are not recognized under Brazilian GAAP or IFRS. These measures do not have standardized meanings and may not be comparable to similarly-titled measures provided by other companies. We are providing these measures because we use them as a measure of company performance; they should not be considered in isolation or as a substitute for other financial measures that have been disclosed in accordance with Brazilian GAAP or IFRS.

NON-SEC COMPLIANT OIL AND GAS RESERVES: CAUTIONARY STATEMENT FOR US INVESTORS

We present certain data in this presentation, such as oil and gas resources, that we are not permitted to present in documents filed with the United States Securities and Exchange Commission (SEC) under new Subpart 1200 to Regulation S-K because such terms do not qualify as proved, probable or possible reserves under Rule 4-10 (a) of Regulation S-X.



Schedule

1. **E&P Petrobras: Background and Significance of the Pre-Salt Layer**
2. **Búzios: Scale, Technology, and Value Creation**
3. **History and Development of the Field**
4. **Operational and Technological Excellence**

The Petrobras E&P

Context and Significance of the Pre-Salt Layer



PETROBRAS

For more than seven decades, we have continued to explore new frontiers, breaking with conventional wisdom, and making a significant contribution to the growth of domestic production



Annual Record for Total In-House Production
1941
First onshore Discovery
1968
First offshore discovery
1974
Discovery of the Campos Basin
1984
First discovery in deep water
2006
Discovery of the Pre-Salt Layer
Onshore
Shallow Water
Deep Water
Pre-Salt
2.96
Pre-Salt
82%
2025
1953 1954 1955 1956 1957 1958 1959 1960 1961 1962 1963 1964 1965 1966 1967 1968 1969 1970 1971 1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

We have achieved the highest proven reserves in the last 10 years

ORGANIC RESERVE REPLENISHMENT RATE
Petrobras x Peers - %


175%
Our replenishment was 100% organic
PETROBRAS

PROVEN RESERVES
Petrobras x Peers - billions of boe


Gas
Oil
Our best result in 10 years
PETROBRAS

RESERVES / PRODUCTION
Petrobras x Peers - years


12.5
PETROBRAS

Source: Prepared by the author based on Wood Mackenzie data. Reserves calculated according to SEC criteria. Data for the major oil companies correspond to 2024. Petrobras data correspond to 2025.Companies included: Total, Equinor, BP, Shell, Exxon, and Chevron.


RJ
Campos
Basin
Santos Basin
Mero
Búzios
Itapu
Berbigão
Atapu
Sépia
Tupi/Iracema
Sapinhoá

The pre-salt layer accounts for about 80% of our production

Fields such as Búzios, Mero, Tupi, Iracema, Atapu, Itapu, Sépia, Berbigão, and Sapinhoá account for the majority of production

Búzios

Scale, Technology, and Value Creation



The Supergiant Field of Búzios

Substantial reserves of high-quality oil with low emissions



Oil volume

The world's largest ultra-deepwater field

Thickness of the reservoir

Up to 480 meters

Comparable to the height of Sugarloaf Mountain

Area of 852 km²

115,000 soccer fields

~ More than twice the area of Guanabara Bay

Water depth approximately 2,000 m

Emissions

Approximately 10 kg CO2e/boe

Extremely high productivity

Pre-salt carbonate formation, with excellent connectivity and potential production of over 60 kbpd

High-quality oil

API 27.5, low sulfur (0 to 160 ppm, depending on the region)

Búzios compared to other regions in Brazil


VOIP (BI BBL)
(Source: ANP - 2025)
30 bi bbl
40
30
20
10
0
BÚZIOS
TUPI
RONCADOR
ATAPU
MERO
JUBARTE
MARLIM SUL
SÉPIA
MARLIM
ALBACORA


Average monthly production (bpd)
(Source: ANP - Média Jan/Fev 2026)
831 kbpd
Milhares
1000
800
600
400
200
0
TUPI
BÚZIOS
MERO
JUBARTE
SÉPIA
ITAPU
ATAPU
BERBIGÃO
SAPINHOÁ
RONCADOR


Cumulative production (million barrels)
(Source: ANP - 2025)
1.4 Bi bbl
3000
2500
2000
1500
1000
500
0
TUPI
MARLIM
RONCADOR
MARLIM SUL
BÚZIOS
JUBARTE
ALBACORA
SAPINHOÁ
BARRACUDA
MARLIM LESTE


INCREASED PRODUCTION WITH PHASE 4
MONTHLY AVERAGE PRODUCTION (BPD)
2000
1500
1000
500
0
2025
2029


PRODUCTION TIME (YEARS)
ALBACORA
MARLIM
BARRACUDA
RONCADOR
MARLIM SUL
JUBARTE
MARLIM LESTE
TUPI
SAPINHOÁ
BÚZIOS
8 Years
0.00
5.00
10.00
15.00
20.00
25.00
30.00
35.00
40.00
45.00

History and Development of the Field



PETROBRAS

A Brief History of Campo de Búzios

1998

Round Zero (end of the monopoly – block retained by Petrobras): Tambuatá Concession (BS500)

2010

Discovery of the Field (known as Franco)

Drilling of Well 2-ANP-1

Signing of the Transfer of Rights Agreement (CCO): Contracted Volume of 3.15 billion boe (after revision) by Franco

2013

Declaration of Commerciality

2018


14º grande sistema do Pré-sal
P-74 (Búzios)
Capacidade: 150 kbpd

1st Oil from P-74 (Apr)

1st Oil from P-75 (Nov)


16º grande sistema do Pré-sal
P-75 (Búzios 2)
Capacidade: 150 kbpd

2019

Tambuatá + Búzios Production Individualization Contract

Revisão do CCO

Transfer of Rights Surplus Bidding Round (ECO) involving a consortium comprising Petrobras, CNOOC, and CNODC

1st Oil from P-76 (Feb)


18º grande sistema do Pré-sal

1st Oil from P-77 (March)


19º grande sistema do Pré-sal
P-77 (Búzios 4)
Capacidade: 150 kbpd

A Brief History of Campo de Búzios

2020

Signing of the ECO Production Sharing Agreement (PSA)

2021

Co-Participation Agreement (ACP) CCO + ECO

Production Individualization Agreement (AIP) for ACP + Tambuatá

Início da Parceria (Set)

Consórcio Privado		
Working Interest	89%	PETROBRAS
	7%	CNOOC
	4%	CNPC

+

Pré-sal Petróleo

2023

1 Bi (BOE)

This is the remarkable milestone achieved by the Búzios Field in cumulative production.

1º Óleo da Almirante Barroso (Mai).



2024

We have reached 1 billion barrels of oil produced in Búzios.

2025

1st Oil from Almirante Tamandaré (May), the first high-capacity unit to be installed in the field (225,000 bpd)



Almirante Tamandaré Reaches Production of 257,000 bpd

We reached a peak daily production of 1 million bpd (Oct)

First Oil from P-78 (Dec)



What's coming up...

....

2026

1st Oil of P-79



2027

1st Oil from P-80



1st Oil from P-82



1st Oil from P-83



2028

2029

1st Oil from P-91

Production Evolution (BP Horizon)

7 FPSOs

1.2 MMbpd installed oil production capacity

49 MMm³/d installed gas production capacity

13 MMm³/d installed gas export capacity

64 wells



FPSO Almirante Barroso
P-74
P-76
P-77
P-78
P-75
FPSO Almirante Tamandaré



12 FPSOs

2.2 MMbpd installed oil production capacity

104 MMm³/d installed gas production capacity

25 MMm³/d installed gas export capacity

160+ wells



Daily record: 1 MMbpd
October 29, 2025
FPSO Almirante Tamandaré
Record: 257 Kbpd
October 10, 2025
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

Onerous Assignment & Production Sharing



Tambuatá (Concession) 0.64%
Onerous Assignment 25.95%
BÚZIOS
Production Sharing (ECO) 73.41%
PETROBRAS 100%
PETROBRAS 100%
PETROBRAS 85%
PARTNERS 15%
PETROBRAS 89%
PARTNERS 11%
Production and Revenue (wi) 88% (*)
Costs and Investments 89%

Current Regulatory Regimes

Búzios/Tambuatá was Brazil's first asset with three different contracts under distinct regimes.

"ECO" (Excess Onerous Assignment)

*Currently, the Búzios consortium is recovering costs up to a maximum limit of 80% of Gross Revenue. As provided for in the Production Sharing Contract, once the Oil in the "Cost Oil Account" is fully recovered, this percentage will be reduced and the PSSA production share will increase, thereby reducing the consortium members' share (current estimate: this occurs in 2H 2026).

Operational and Technological Excellence



PETROBRAS

Recovery Maximization Initiatives

Reservoir Management	Produce from the right place	▪ Smart well completions ▪ Alternating water and gas injection ("WAG") ▪ Increased gas export ▪ Increased water injection
	Inject the right volume in the right place	
New Opportunities and Projects	Capital investment projects (CAPEX)	▪ New production systems ▪ New wells ▪ Subsea systems technologies ▪ Topside investments ▪ Equipment maintenance
	Operating expenditure projects (OPEX)	

Management Strategies


Active Reservoir Management
Goal
Timeframe
Plan
Monitor
Adapt
Maximize potential and create value
Time horizon for results analysis
Course corrections based on field data
Well pattern and spacing
WAG cycling
Smart completions ICV valves
Production and injection rates
Pressure and temperature sensors
Chemical tracers
4D seismic

Trilha do milhão da injeção de água

Jan/26
P-77: operando com 2 BIAs

04/abr/26 → P-76: Teste com 2 BIAs

Jul/26
FPTAM: ramp-up de injeção

Ago/26
P-76: operando com 2 BIAs

Nov/26
P-78: ramp-up de injeção

CAPACIDADE DE INJEÇÃO EM BÚZIOS (KBPD)



1200
1000
800
600
400
200
0
1 Mi
jan
fev
mar
abr
mai
jun
jul
ago
set
out
nov
dez
Potencial Base
Oportunidade Trilha do milhão

- 1 Mi de barris injetados em 1 dia, um ano após o marco da produção;
- Antecipação da injeção com 2 bombas de injeção em P-76 e P-77;
- Incremento de 70 mil bpd na média de injeção em 2026;
- Ganho potencial de 2,8 Mi bbl de óleo até o fim da vida útil do campo.

Búzios Field 4D Seismic Monitoring


ARTEMIS ODYSSEY
BRAM BUCCANEER
CBO VITORIA
SKANDI IPANEMA
FPSO ALMIRANTE BARROSO
SIEM DORADO
MPSV PUERTO REAL
EAGLE PARAIBA
PARCEL DO BANDOLIM
SEVEN
PARDELA
NS-29
SPRINGBOK
P-76
PINGUIM
CBO COPACABANA
SS-70
TALHA MAR
BRAM ORYX
SIEM EMERALD
SABLE
CBO ENDEAVOUR
NS-48
STARNAV AQUARIUS
NORMAND MAXIMUS
TIGER
P-75
OCEANICA SUB VII
ROCHEDO DE SÃO PAULO
HAROLDO RAMOS
MESTRE DOS MARES
6km







- The world's largest ultradeepwater node-based time-lapse (4D) seismic acquisition.
- The project started on September 1, 2024, with the first node deployment on the seabed, and took 7 months to complete.
- The operation was carried out with 3 vessels: a seismic source vessel, a node deployment vessel, and a support vessel. Approximately 3,400 nodes were deployed on the seabed using 2 ROVs.
- 2 seismic sources generated approximately 500,000 seismic records, covering an area of about 1,215 km².
- Safe and efficient SMS performance, fully compliant with the environmental license, with zero accidents.
- Impressive results from state-of-the-art seismic processing are already supporting production management, identifying new opportunities, and increasing oil recovery.



Production Systems





	FPSO P-74	FPSO P-75	FPSO P-76
Start-up:	2018	2018	2019
CAPACITY Oil:	150,000 bpd	150,000 bpd	150,000 bpd
CAPACITY Gas:	7 MMm³/d	7 MMm³/d	7 MMm³/d





	FPSO P-77	FPSO Almirante Barroso	FPSO Almirante Tamandaré
Start-up:	2019	2023	2025
CAPACITY Oil:	150,000 bpd	150,000 bpd	225,000 bpd
CAPACITY Gas:	7 MMm³/d	6 MMm³/d	12 MMm³/d

Pushing the Boundaries

With the outstanding productivity of producing wells, we mobilized our technical teams to expand the capacity of our facilities.

This gain captures the opportunity to maximize the returns from **assets already in operation**.



169 kbpd
169 kbpd
169 kbpd
169 kbpd
174 kbpd
270 kbpd
P-74
P-75
P-76
P-77
BUZ-5 (FPBar)
BUZ-7 (FPTam)
BUZ 1 – 4

Production Systems





	FPSO P-78	FPSO P-79	FPSO P-80
Start-up:	2025	2026	2027
CAPACITY Oil:	180,000 bpd	180,000 bpd	225,000 bpd
CAPACITY Gas:	7,2 MMm³/d	7,2 MMm³/d	12 MMm³/d




	FPSO P-82	FPSO P-83	FPSO P-91
Start-up:	2027	2027	In the design phase
CAPACITY Oil:	225,000 bpd	225,000 bpd	
CAPACITY Gas:	12 MMm³/d	12 MMm³/d	

Growth in the Production Efficiency Indicator (IEP) driven by the start-up of new units and increased reliability


81%
83%
87%
2024
2025
2026

IEP(%) = (Production/Potential) x 100

Increase of 2 p.p. (2024 vs. 2025)

- 38% reduction (-11 kbpd) in losses related to gas compression (VRU)
- 77% reduction (-8 kbpd) in losses related to the cooling water system
- FPTAM start-up, with an average IEP of 96% for the year

Expected increase (2025 vs. 2026):

- Return to production of well BUZ-10 (SCC-CO2)
- P-78 first oil on 12/31/25 and expected start-up of P-79, with IEP expected above 90%

2018: P-75, P-74
2019: P-76, P-77
2020
2021
2022
2023: FPBAR
2024
2025: FPTAM, P-78
2026: P-79
2027: P-80, P-82, P-83

New Technologies – 2026 Portfolio

O&M 5.0



Ultrasonic Thickness Measurement
HHER elimination at height*

AVAILABLE



Remote Assistance
Support for analysis and decision-making

AVAILABLE



Instrumented Mini ROV
HHER elimination in confined spaces

AVAILABLE



Drones for Thickness Measurement
HHER elimination at height / confined spaces

IN PROCUREMENT



Robotics for Topside Inspection
HHER reduction and manual data collection

Operational routes: UNDER DEVELOPMENT

Bike robot: IN PROCUREMENT (start: Jan/2026)



Functional Testing and Cleaning of Gas Sensors
HHER elimination at height / reduced ESDs

AVAILABLE



IIOT - Online Instrumentation
Greater predictability in fault identification

AVAILABLE



3D Printing
Reduced parts supply lead time

AVAILABLE



Topside / Process Piping
Hull / High Pressure Process Piping
Turret Piping / Connection to Seabed



Cargo Drones
Loss reduction due to parts unavailability

UNDER DEVELOPMENT



Acoustic Camera
Detection of gas and compressed-air leaks

ON ORDER



Digital ID Badge and Smart PPE
Improved offshore headcount management during emergencies

IN PROCUREMENT



IVA Intelligent Video Analytics
Improved offshore headcount management during emergencies

UNDER DEVELOPMENT



Inspection Pole for Work at Height (Visual & Thickness)
HHER elimination at height and productivity increase

UNDER DEVELOPMENT

(*) HHER: human-hours of exposure to risk

Típico - Inspection of the BUZ Ballast Tank

#HereWeAreIntegrity

O&M 5.0

BEFORE

(Conventional Method)

STEPS

Step	Duration	People
1. PREPARATION	3 dias	2 people
2. EXHAUSTION	9 dias	3 people
3. INSPECTION	14 dias	7 people (4 inspetores + 3 resgatistas)

26 days

POB impact

131 "Daily Rates"

AFTER

(Mini ROV)

STEPS

Step	Duration	People
1. PREPARATION	2 dias	2 people
2. I INSPECTION	10 dias	2 people

12 dias



POB impact

24 "Daily Rates"

-82%

***Disposal of HHER** in a confined space.*


DNV

in DNV Testimonial (LinkedIn):

"This remote method ensures inspection accuracy, eliminating the risks associated with entering confined spaces for inspectors and crew members. The inspection recently conducted on P-76 was part of the approval process for BRS Robótica Submarina as an Approved Service Supplier (AoSS) for remote inspection techniques, including rigorous visual inspection and ultrasonic measurements."

Energy Management and Emissions Reduction



Búzios is participating in the World Bank's "Zero Routine Burning" initiative

Flare gas recovery unit (FGRU) installed on 11 of the 12 platforms in Búzios

GMP – Oil And Gas Methane Partnership 2.0

Methane Emissions Management

- ❖ LDAR(1) process established at operating facilities using OGI(2) technology
- ❖ Simulation and measurement of CH4 destruction efficiency in the flare using a VISR(3) camera
- ❖ Data reconciliation via drone

New projects incorporate more advanced decarbonization technologies

- ❖ **Gas recovery from slop and cargo tanks**
- ❖ **Valves designed to minimize fugitive emissions**
- ❖ **Digital energy optimization tools**
- ❖ **Hydraulic turbine in the water discharge system**

(1) Leak detect and repair
(2) Optical Gas Imaging
(3) Video imaging spectro-radiometry

Investor TOUR 2026

BÚZIOS | Escala, Tecnologia e Geração de Valor



FPSO P-78

PETROBRAS